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18007272

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
Washington DC
412

SEC FILE NUMBER
8-52801

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trinity Wealth Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 West Washington Ave., Suite 200
(No. and Street)

St. Louis	MO	63122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alam M Smith — 314-966-0033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holt & Pattersopn, LLC
(Name – *if individual, state last, first, middle name*)

260 Chesterfield Industrial Blvd	Chesterfield	MO	63005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, James E. Matush, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trinity Wealth Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Carol J. Campey
State of Missouri Notary Public
St. Louis County
My Commission Expires: 3/23/2021
Commission #13414355

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Trinity Wealth Securities, LLC

AUDITED FINANCIAL STATEMENTS

December 31, 2017

Trinity Wealth Securities, LLC
Table of Contents

HOLT &
PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Trinity Wealth Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Trinity Wealth Securities, LLC as of December 31, 2017, the related statements of income, changes in member's equity, changes in liabilities and cash flows for the year then ended, and the related notes supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Trinity Wealth Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Trinity Wealth Securities, LLC's management. Our responsibility is to express an opinion on Trinity Wealth Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Trinity Wealth Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information on page 9 has been subjected to audit procedures performed in conjunction with the audit of Trinity Wealth Securities, LLC's financial statements. The supplemental information is the responsibility of Trinity Wealth Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 9-12 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC
We have served as Trinity Wealth Securities, LLC's auditor since 2018.
Chesterfield, MO
April 2, 2018

260 CHESTERFIELD INDUSTRIAL BLVD
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

Trinity Wealth Securities, LLC
Statement of Financial Condition
December 31, 2017

	2017
Assets	
Current Assets	
Cash in bank	$23,313
Commissions receivable	10,739
Total Assets	$34,052
Liabilities and Members' Equity	
Current Liabilities	
Commissions payable	$4,296
Members' Equity	29,756
Total Liabilities and Members' Equity	$34,052

See Report of Independent Registered Public Accounting Firm, Accompanying Notes, and Supplemental Information.

Trinity Wealth Securities, LLC
Statements of Income
For the Year Ended December 31, 2017

	2017
Sales	
Commissions earned	$122,645
Expenses	
Insurance	520
Professional fees	4,105
Licenses and permits	3,925
Total Expenses	8,550
Net Income Before Members' Commissions	114,095
Other Expenses	
Commissions paid to members	31,570
Net Income	$82,525

See Report of Independent Registered Public Accounting Firm, Accompanying Notes, and Supplemental Information.

Trinity Wealth Securities, LLC
Statement of Changes in Members' Equity
For the Years Ended December 31, 2017

	2017
Equity at Beginning of Year	$12,297
Net Income	82,525
Distributions	(65,066)
Equity at End of Year	$29,756

See Report of Independent Registered Public Accounting Firm, Accompanying Notes, and Supplemental Information.

Trinity Wealth Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

	2017
Cash Flows From Operating Activities	
Net Income	$82,525
Adjustments to reconcile net income to net cash (used by) operating activities:	
Commissions receivable	(10,187)
Commissions payable	4,025
Net Cash Provided by Operating Activities	76,363
Cash Flows Used in Financing Activities	
Distributions	(65,066)
Change in Cash	11,297
Cash at Beginning of Year	12,016
Cash at End of Year	$23,313

Supplemental Disclosures of Cash Flow Information

No cash was paid for interest or taxes in 2017.

See Report of Independent Registered Public Accounting Firm, Accompanying Notes, and Supplemental Information.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities: The Company was organized on June 12, 2000 and provides services as a registered broker and dealer. Revenues and expenses consist primarily of commissions received and paid on mutual fund and variable annuity transactions.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles. Revenue is recognized as earned and expenses are reported as incurred.

Commissions Receivable and Payable: Commissions receivable and payable are accrued monthly from the daily sales blotter maintained by the Company. At December 31, 2017 all of the Company's commissions receivable and payable were less then 30 days old. An allowance for doubtful accounts is not deemed necessary.

Income Taxes: The Company has elected to be taxed as a partnership. As such, all items of income and expense are passed through to the limited liability company's members to be taxed on their individual income tax returns.

Use of Estimates: Generally accepted accounting principles require that use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company currently has no salaried or hourly employees. All registered representatives are also members of the Company. Commissions are paid to members on Trinity Benefits Group (TBG) income (see Note B).

Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. Currently the Company does not have deposits in excess of the federally insured limits of $250,000.

NOTE B - MEMBER CAPITAL AND RELATED PARTY TRANSACTIONS

Member capital is as follows:

Year	Beginning Balance	Sales	Prior Year Comm. Pay	Current Year Comm. Pay	Cash Paid to Members and Expenses	Ending Balance
2017	$12,297	$122,645	$271	($4,296)	($101,161)	$29,756

NOTE B - MEMBER CAPITAL AND RELATED PARTY TRANSACTIONS-Cont'd

In 2017 Jim Evens, Alan Smith and Eric Steiner (TBG) are the members of the Company. Prior to their admittance to the LLC payments to Evens, Smith and Steiner had been reported as commissions paid via 1099. Payments to Matush had been reported as a member distribution. At the request of the NASD the Company has continued this reporting.

Payments to members for TBG income are treated as commissions. The base rate is 50%. Additional commissions of 5% are paid to a passive referrer, 15% to an active referrer and 20% to the principal advisor. It is possible for the same person to perform all of these roles.

Payments to members for TWS income are reported as distributions.

	2017
Distributions to Trinity Benefits Groups (reported as expense)	$31,570
Distributions to members (reported as member draws)	65,066
Total distributions to members	$96,636

The Company prepares its tax returns on the cash basis of accounting. The reconciliation of book to tax is:

	2017
Total distributions to members per book (accrual)	$96,636
Prior year commissions payable	271
Current year commissions payable	(4,296)
Total distributions to members per tax (cash)	$92,611

The members of the Company are also members of Trinity Wealth Advisors, LLC. The company utilizes the offices and salaried personnel of Trinity Wealth Advisors, LLC at no cost.

NOTE C - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS -

In May 2014, the Financial Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2018. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

NOTE D - INCOME TAXES

Trinity Wealth Securities, LLC has three prior fiscal years open for examination by taxing authorities. In addtion to the current year, the years ended December 31, 2016, 2015, and 2014 remain open to examination. Management is not aware of any uncertain tax positions claimed on prior year returns.

The Company's policy for reporting interest and penalties related to income taxes is to expense them as they are incurred. The total penalties and interest the Company paid for 2017 was $-.

NOTE E - SUBSEQUENT EVENTS

Subsequent Events have been evaluated through April 2, 2018. There are no events or transactions occurring after the balance sheet date required to be reported.

"Net Capital Requirements"

The Company is required to maintain a minimum net capital pursuant to Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the Company's aggregate indebtedness. On December 31, 2017 the Company had net capital $29,756 ($24,756 in excess of the minimum required amount). The percentage of aggregate indebtedness to Net Capital was 14.43% on December 31, 2017.

TRINITY WEALTH SECURITIES, LLC.
SUPPLEMENTAL INFORMATION

Trinity Wealth Securities, LLC
Computation of Net Capital Pursuant to Rule 15c3-1(1)
December 31, 2017

	2017
Net Capital	
Ownership equity	$29,756
Less non-allowable assets	0
Total Allowable Capital	29,756
Less haircuts on investments (none)	0
Total Net Capital	29,756
Minimum Net Capital Requirement	(5,000)
Excess Over Minimum Net Capital Requirement	$24,756
Total Aggregate Indebtedness	$4,295
Ratio of Aggregate Indebtedness to Net Capital	14.43%
Schedule of Aggregate Indebtedness	
Commission Payable	$4,296
Accounts Payable	-
Income Tax Payable	-
	$4,296
Reconciliation With Company's Computation	
Net Capital as reported in Company's Part II (Unaudited)	
FOCUS Report	$23,312
Net audit Adjustments	6,444
	$29,756

The difference between the Net Capital Calculation compared to the Broker Dealer's Unaudited Part II relates to the subtraction of non-allowable assets.

See Report of Independent Registered Public Accounting Firmand Accompanying Notes.

TRINITY
WEALTH ADVISORS

Trinity Wealth Securities LLC's Exemption Report
Exemption Provision Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2017

Trinity Wealth Securities LLC. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Trinity Wealth Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

Trinity Wealth Securities LLC met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

Trinity Wealth Securities LLC

I, Alan M Smith, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Alan M Smith
Chief Compliance Officer

HOLT &
PATTERSON, LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Trinity Wealth Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Trinity Wealth Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Trinity Wealth Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Trinity Wealth Securities, LLC stated that Trinity Wealth Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Trinity Wealth Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trinity Wealth Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO
April 2, 2018

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Board of Directors and Shareholders
of Trinity Wealth Securities, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of Trinity Wealth Securities, LLC for the year ended December 31, 2017, which were agreed to by Trinity Wealth Securities, LLC and the Securities Investor Protection Corporation (SIPC), solely to assist you and SIPC in evaluating Trinity Wealth Securities, LLC's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2017 as noted on the accompanying Certification of Exclusion from Membership (Form SIPC-3). Trinity Wealth Securities, LLC's management is responsible for Trinity Wealth Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by Trinity Wealth Securities, LLC for the year ended December 31, 2017 to the total revenues in Trinity Wealth Securities, LLC's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by Trinity Wealth Securities, LLC for the year ended December 31, 2017 to supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by Trinity Wealth Securities, LLC for the year ended December 31, 2017 and in the related schedules and workpapers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on Trinity Wealth Securities, LLC's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO
April 2, 2018

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

TRINITY
WEALTH ADVISORS

April 2, 2018

Holt & Patterson, LLC
260 Chesterfield Industrial Blvd.
Chesterfield, MO 63005

In connection with your engagement to apply agreed-upon procedures to the Certification of Exclusion From Membership (Form SIPC-3) to the Securities Investor Protection Corporation (SIPC) of Trinity Wealth Securities, LLC for the year ended December 31, 2017, we confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement.

1) We are responsible for the Company's compliance with the exclusion requirements from membership in SIPC under Section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 as noted on the Certification of Exclusion From Membership (Form SIPC-3).

2) We are responsible for establishing and maintaining effective internal control over compliance with the exclusion requirements from membership in SIPC under Section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970.

3) We are responsible for the presentation of the Certification of Exclusion From Membership (Form SIPC-3) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

4) As of December 31, 2017, the Certification of Exclusion From Membership (Form SIPC-3) is presented in compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970.

5) We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are sufficient and appropriate for our purposes.

6) We have disclosed to you all known noncompliance with exclusion requirements from membership in SIPC, including noncompliance occurring after December 31, 2017.

7) We have made available all documentation and other information that we believe is relevant to our compliance with the exclusion requirements from membership in SIPC as noted on the Certification of Exclusion From Membership (Form SIPC-3).

8) There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the exclusion requirements from membership in SIPC, including communications received between December 31, 2017 and the date of this letter.

9) We have responded fully to all inquiries made to us by you during the engagement.

10) No events have occurred subsequent to December 31, 2017 and through the date of this letter that would require adjustment to or modification of the Certification of Exclusion From Membership.

11) Your report is intended solely for the information and use of Trinity Wealth Securities, LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Signature: [signature]

Title: Compliance Officer

TRINITY
WEALTH ADVISORS

April 2, 2018

Holt & Patterson, LLC
260 Chesterfield Industrial Blvd.
Chesterfield, MO 63005

This representation letter is provided in connection with your audit of the financial statements of Trinity Wealth Securities, LLC, which comprise the statement of financial condition as of December 31, 2017, and the related statements of income, changes in member's equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of April 2, 2018, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated February 19, 2018 including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
  - Access to all financial records and other information of which we are aware that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters, including the names of all related parties and all relationships and transactions with related parties.
  - Additional information that you have requested from us for the purpose of the audit.
  - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
  - Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.
- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management,
    - Employees who have significant roles in internal control, or
    - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been executed at "arms-length" and properly accounted for and adequately disclosed in the financial statements.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or pledged to secure assets loaned pursuant to subordinated agreements.
- The Company has assessed the impact of FASB ASC 740, Income Taxes , and has determined that no material liability is required to be recorded.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.
- We are not aware of any pending or threatened litigation, claims, or assessments, or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with U.S. GAAP, and we have not consulted a lawyer concerning litigation, claims or assessments.

- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
- There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.
- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We understand and acknowledge our responsibility for the fair presentation of the supplementary information in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the supplementary information, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the supplementary information have not changed from those used in the prior period. The form and content of supplementary information complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.
- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2017 or through April 2, 2018.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
- Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2017 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2017.
- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, with regard to the financial statements as a whole, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.
- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2017 and through April 2, 2018.

- Net capital computations prepared by us during the period January 1, 2017 through April 2, 2018 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.
- There were no significant deficiencies, material weaknesses, or material inadequacies at December 31, 2017 or during the period January 1, 2017 through April 2, 2018, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).
- There are no outstanding past due PCAOB accounting support fees.
- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(c)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: [signature]

Title: Compliance Officer

✓ **Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.**

Filing ID: 2090075 (Please retain this number for further inquiries regarding this form)
Submitted By: mcmullen
Submitted Date: Tue Apr 03 11:23:22 EDT 2018

All fields marked with * are mandatory.

Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year.
For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf .

Annual Audit Filing Guidelines **(effective February 2016):**
Pursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA currently performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

Effective February 1, 2016, your firm's electronic submission of the annual audit report to FINRA via Firm Gateway satisfies any requirement under SEA Rule 17a-5(d)(6) that it be submitted to the following SROs:

BATS Exchange, Inc.(BZX), BATS Y-Exchange, Inc. (BYX)

BOX

CBOE, C2

EDGA Exchange, Inc., EDGX Exchange, Inc.

Investors Exchange LLC (IEX)

ISE, ISE Gemini, ISE Mercury

MIAX

NASDAQ, NASDAQ BX, Inc., NASDAQ PHLX LLC

NYSE, NYSE Arca, NYSE MKT

FINRA may share a copy of the submitted Annual Audit with any SRO(s) listed above of which your firm is a member. **If you are a member of an SRO that is not listed above and that has not waived the filing requirement by rule, you must continue to file directly with such SRO.**

Name of Auditor*: Holt & Patterson, LLC

PCAOB #*: 3372

Auditor Address - Street* | City* | State* | Zip Code*

260 Chesterfield Industrial Blvd	Chesterfield	MO	63005

Auditor Main Phone Number*

636-530-1040

Lead Audit Partner Name*

Bob Knoesel

Lead Audit Partner Direct Phone Number*

(636) 530-1040

Lead Audit Partner Email Address*

bobknoesel@holtpatterson.com

FYE: 2017-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

- [x] Facing Page [Form X-17A-5 Part III]
- [x] An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- [x] Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- [x] Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- [x] Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- [x] Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- [x] Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)* See Annual Audit Notice Information above.

(●) Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

( ) Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

- [ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]
- [ ] For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds
- [ ] For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* 2018 Annual Audit.pdf 2901529 bytes

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

February 19, 2018

Trinity Wealth Securities, LLC
132 W. Washington Ave., Suite 200
St. Louis, MO 63122

Dear Trinity Wealth Securities, LLC management, those charged with governance, and audit committee:

We are pleased to confirm our understanding of the nature and limitations of the services we are to provide for Trinity Wealth Securities, LLC for the year ended December 31, 2017.

We will audit the financial statements of Trinity Wealth Securities, LLC which comprise the balance sheet as of December 31, 2017, and the related statements of income, changes in members' equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Also, the following supplemental information accompanying the financial statements will be subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and testing the completeness and accuracy of the information, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), and our auditor's report will provide an opinion on it in relation to the financial statements as a whole:

1) Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
2) Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission.

In addition, in accordance with SEC Rule 17a-5(3)(4) and the SIPC Series 600 Rules, we will perform an agreed-upon procedures engagement related to the Company's Claim of Exclusion from Membership in SIPC for the year ended December 31, 2017. Our report will state the procedures performed by us and that the engagement was conducted in accordance with attestation standards of the PCAOB.

We will continue to provide successive annual audits until we are notified that you wish to terminate our services. However, we will issue an engagement letter each year to address potential changes in your operations and the scope of the audit.

Audit Objective

The objective of an audit of the financial statements is the expression of an opinion on the financial statements. Accordingly, the objective of our audit is the expression of an opinion about whether Trinity Wealth Securities, LLC's financial statements are fairly presented, in all material respects, in conformity with accounting principles generally accepted in the United States.

Auditor Responsibilities

We are required to be independent with respect to Trinity Wealth Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

the PCAOB. We are responsible for conducting our audit of the financial statements in accordance with the standards established by the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether caused by error or fraud. Our audit will include performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Because our audit is designed to provide reasonable, but not absolute, assurance and because we will not perform a detailed examination of all transactions, there is some risk that material misstatements of the financial statements may exist and not be detected by us. Although not absolute assurance, reasonable assurance is a high level of assurance. Also, a financial statement audit is not designed to detect error or fraud that is immaterial to the financial statements or violations of laws or governmental regulations that do not have a direct and material effect on the financial statements.

We will provide to and discuss with management and the audit committee a draft of the auditor's report. If for any reason we are unable to complete our audit or are unable to form, or have not formed, an opinion, we retain the right to take any course of action permitted by professional standards or regulatory requirements, including declining to express an opinion or issue a report, or withdrawing from the engagement. In that circumstance, we will notify the audit committee and management.

Audit Procedures

Our audit of the financial statements will include performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Our audit of the financial statements will include tests of documentary evidence supporting the transactions recorded in the accounts, and direct confirmation of certain assets and liabilities by correspondence with selected customers, creditors, and financial institutions. The audit will include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements; therefore, our audit will involve judgment about the number of transactions to be examined and the areas to be tested. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. In connection with our audit of the financial statements, we will obtain an understanding of internal control sufficient to plan the audit and to determine the nature, timing, and extent of audit procedures to be performed; however, an audit of the financial statements is not designed to provide assurance on internal control or to identify internal control deficiencies.

Our audit of the financial statements will also include reading the other information in the Company's annual report and considering whether that information (including the manner of its presentation) is materially inconsistent with information in the financial statements. However, our audit will not include procedures to corroborate such other information. We are also required to read any document, including the annual report to shareholders and filings with the SEC, that contains or incorporates by reference our audit or other reports, or contains any reference to us.

Review of Exemption Report

In conjunction with the annual audit, we will also perform a review of the statements (assertions) made in the Company's Exemption Report for the year ended December 31, 2017, which will be filed by management pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. Our review will be conducted in accordance with the PCAOB Attestation Std. No. 2, *Review Engagements Regarding Exemption Reports of Brokers and Dealers*, the objective of which is to state, based on the results of our review procedures, whether we are aware of any material modifications that should be made to management's statements (assertions) presented in the Exemption Report for it to be fairly stated, in all material respects. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we will not express such an opinion.

A review of the Company's Exemption Report consists principally of making inquiries of individuals knowledgeable of matters relevant to the Company's compliance with the exemption provisions of SEC Rule 15c3-3 and other review procedures considered necessary.

A review does not contemplate tests of accounting records or internal controls, tests of responses to inquiries by obtaining corroborating evidence, or performing certain other procedures ordinarily performed in the audit. Thus, a review does not provide assurance that we will become aware of all significant matters that would be identified in an audit and cannot be relied on to detect errors, fraud, or illegal acts. Furthermore, given the limited nature of review procedures, we may not become aware of all matters that might affect judgments about qualitative aspects

of the Company's accounting policies and procedures. Also, a review is not designed to provide assurance on internal control or to identify material weaknesses or significant deficiencies in internal control.

If, for any reason, we are unable to complete our review or are unable to obtain or have not obtained limited assurance regarding the Company's assertions, we will withdraw from the engagement or modify our review report.

Auditor Responsibility to Communicate with the Audit Committee and Management

We will communicate to the audit committee and management of the Company, as appropriate, any errors, fraud, or other illegal acts (unless clearly inconsequential) that come to our attention during our audit. In the case of illegal acts that, in our judgment, would have a material effect on the financial statements, we are also required to follow procedures set forth in the Private Securities Litigation Reform Act of 1995 and in Section 10A of the Securities Exchange Act of 1934, which, under certain circumstances, requires us to communicate our conclusions to the SEC. While the objective of our audit of the financial statements is not to report on the Company's internal control and we are not obligated to search for material weaknesses or significant deficiencies as part of our audit of the financial statements, we will communicate in writing to the audit committee and management all material weaknesses and significant deficiencies relating to internal control over financial reporting identified while performing our audit. We will also communicate in writing to management all deficiencies in internal control over financial reporting that are of a lesser magnitude than significant deficiencies not previously communicated in writing by us or by others, including the Company's internal auditors. We will also inform the audit committee when we have communicated to management all internal control deficiencies. If we conclude that the audit committee's oversight of the Company's external financial reporting and internal control over financial reporting is ineffective, we will communicate that conclusion in writing to the Company's board of directors.

We are also responsible for communicating with the audit committee about certain other matters related to our audit, including (1) our audit responsibility under PCAOB standards; (2) information relating to our independence with respect to the Company; (3) an overview of our overall audit strategy, timing of the audit, and significant risks identified during our risk assessment procedures; (4) management's initial selection of, or changes in, significant accounting policies or the application of such policies, and the effect on the Company's financial statements or disclosures of significant accounting policies in controversial areas or areas for which there is a lack of authoritative guidance or consensus or diversity in practice; (5) the Company's critical accounting policies and practices, including the reasons certain policies and practices are considered critical and how current and anticipated future events might affect the determination of whether certain policies and practices are considered critical; (6) a description of the process management used to develop critical accounting estimates, management's significant assumptions used in critical accounting estimates that have a high degree of subjectivity, and any significant changes management made to the process used to develop critical accounting estimates or management's significant assumptions, including a description of management's reasons for the changes and the effects of the changes on the financial statements; (7) significant transactions outside of the normal course of the Company's business or that otherwise appear to be unusual due to their nature, timing, or size, along with the policies and practices used to account for significant unusual transactions, and our understanding of the business purpose (or lack thereof) of significant unusual transactions; (8) our evaluation of the Company's identification of, accounting for, and disclosure of its relationships and transactions with related parties; (9) our evaluation of the quality of the Company's financial reporting; (10) corrected misstatements arising from our integrated audit and the implications that such corrected misstatements might have on the Company's financial reporting process; (11) uncorrected misstatements aggregated during the current engagement and pertaining to the latest period presented that were determined by management to be immaterial, both individually and in the aggregate; (12) if applicable, our evaluation of the Company's ability to continue as a going concern; (13) difficult or contentious issues about which we consulted with others and that we believe are relevant to the audit committee's oversight of the financial reporting process; (14) disagreements with management about matters, whether or not satisfactorily resolved, that could be significant to the Company's financial statements or our report; (15) any concerns we may have related to significant auditing or accounting matters about which management has consulted with other accountants; (16) any issues discussed with management prior to our retention, including significant discussions regarding the application of accounting principles and auditing standards; (17) any significant difficulties encountered in performing the audit; and (18) other matters required to be communicated by PCAOB standards or that are significant to the oversight of the Company's financial reporting process.

We are responsible for providing the audit committee a draft of our auditor's report and discussing it with them. Furthermore, we are responsible for providing a copy of the management representation letter to the audit

committee if management has not done so, and for communicating to the audit committee other material written communications between the auditor and management.

In connection with our review of the Company's Exemption Report, we will communicate to management and the audit committee any exceptions to the exemption provisions we identified that cause the Company's assertions not to be fairly stated, in all material respects. In addition, if we note any noncompliance with the financial responsibility rules during our audit or review (regardless of materiality), we will immediately notify the Company's chief financial officer. The Company will then be required to notify the SEC and its Designated Examining Authority (DEA) within one business day of our notification.

Management Responsibilities

Management is responsible for the fair presentation of the Company's financial statements (including disclosures) in accordance with accounting principles generally accepted in the United States, for the selection and application of accounting principles, for making all financial records (including names of related parties and related-party relationships and transactions) and relevant information available to us on a timely basis, and for the accuracy and completeness of that information. Management also agrees that we will have unrestricted access to persons within the Company from whom we determine it necessary to obtain audit evidence and the full cooperation of Company personnel.

Management also is responsible for adjusting the financial statements to correct material misstatements relating to accounts or disclosures and affirming to us in the management representation letter that the effects of any uncorrected misstatements aggregated by us during the current engagement and pertaining to the latest period presented are immaterial, both individually and in the aggregate, to the financial statements taken as a whole. In addition, management is responsible for the design and implementation of programs and controls to prevent and detect fraud and for identifying and ensuring that the Company complies with applicable laws and regulations, and for informing us of any known material violations of such laws and regulations that would have an effect that is material to financial statement amounts or disclosures.

Management is responsible for establishing and maintaining effective internal control over financial reporting, including monitoring activities; notifying us of all deficiencies in the design or operation of internal control over financial reporting of which it has knowledge; and describing to us any fraud resulting in a material misstatement of the financial statements and any other fraud involving senior management or employees who have a significant role in the Company's internal control.

Management is also responsible for establishing and maintaining internal control over the safeguarding of Company securities and for the practices and procedures relevant to the objectives stated in Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for maintaining compliance with the exemptive provisions of Rule 15c3-3.

Management is responsible for the preparation of the supplemental information in conformity with U.S. generally accepted accounting principles. Management agrees to include our report on the supplemental information in any document that contains, and indicates that we have reported on, the supplemental information. Management also agrees to include the audited financial statements with any presentation of the supplemental information that includes our report thereon.

At the conclusion of our audit and review, you agree to provide us with a letter that confirms certain representations made by management during our audit and review about the Company's financial statements, its exemptive provisions, and related matters.

Engagement Administration, Fees, and Other

Michael Patterson, CPA is the engagement partner and is responsible for supervising the engagement and signing the report or authorizing another individual to sign it. We expect to begin our audit on approximately March 1, 2018. We understand that the Company's employees will prepare all cash, accounts receivable, and other confirmations we request and will locate any documents selected by us for testing.

Our fees are based on the amount of time required at various levels of responsibility. The Company will also be billed for travel and other out-of-pocket costs such as report production, word processing, postage, etc. The fee estimate and completion of our work is based on anticipated cooperation from Company personnel; timely responses to our inquiries; timely communication of all significant accounting and financial matters; and the assumption that unexpected circumstances will not be encountered during the engagement. If significant additional time is necessary, we will keep Company management informed of any problems we encounter and

our fees will be adjusted accordingly. Our invoices for these fees will be rendered each month as work progresses and are payable on presentation.

Any additional services that may be requested, and we agree to provide, will be the subject of separate arrangements.

The audit documentation for this engagement is the property of our firm and constitutes confidential information. However, we may be requested to make certain audit documentation available to the PCAOB, SEC, or other regulators pursuant to the authority given to them by law or regulation. If requested, access to such audit documentation will be provided under the supervision of firm personnel. Further, upon request, we may provide copies of selected audit documentation to the regulator. The regulator may intend, or decide, to distribute the copies or information contained therein to others, including other government agencies. We agree to communicate with you on a timely basis any requests by the PCAOB for access to audit documentation as part of its inspection process and when it desires direct contact with members of the audit committee.

We appreciate the opportunity to be of service and believe this letter accurately summarizes the significant terms of our engagement. If you have any questions, please let us know. If you agree with the terms of our engagement as described in this letter, please sign the enclosed copy and return it to us.

Very truly yours,

Holt & Patterson, LLC

Holt & Patterson, LLC

RESPONSE:

This letter correctly sets forth the understanding of Trinity Wealth Securities, LLC

James Matush, President

3/12/18

Date

TRINITY
WEALTH ADVISORS

February 7, 2018

FINRA
ATTN: Michael Mailes
12 Wyandotte Plaza
120 West 12th Street, Suite 800
Kansas City, MO 64105-1930

RE: Annual Audit Extension

Dear Michael,

As we have talked about over the last few of weeks, we are really having a hard time finding a new CPA firm to do our annual audit. As I stated, Brian Toennies has been doing our Audits for years and he informed us that he would not be doing the Broker Dealer Audits any longer. I have called or emailed half dozen CPA firms with no luck to get it done on time. We did find one firm that said if we could get an extension that they would be able to fit us in.

This letter is a formal request for a 30-day extension. We do not foresee any problems with the audit, it is just strictly a time issue.

Thank you in advance for your consideration.

Sincerely,

Alan M. Smith
Chief Compliance Officer
Trinity Wealth Securities, LLC

Financial Industry Regulatory Authority

March 23, 2018

Mr. James E. Matush
Chief Executive Officer
Trinity Wealth Securities, L.L.C.
132 W. Washington Ave., Suite 200
St. Louis, MO 63122

RE: Trinity Wealth Securities, L.L.C. 2017Annual Audit Report

Dear Mr. Matush:

In reply to your letter dated February 21, 2018, please be advised that your request for an extension of time in which to file the required annual audited financial report as of March 1, 2018 pursuant to Securities Exchange Act Rule 17a-5 has been given due consideration and is hereby granted.

This extension of 30 business days is granted based upon the representations made by your organization and by your outside independent auditors. If the information provided to us is no longer accurate, we expected to be notified immediately.

Please be aware that failure to file the annual audited financial report on or before April 2, 2018 could result in the assessment of a late filing fee of $100 per day for up to ten days and may result in other regulatory or disciplinary action.

Regards,

Michael T. Mailes
Principal Regulatory Coordinator

/lt

cc: Herani Dansamo
Specialist, Short Sales/Interest
FINRA
9509 Key West Avenue
Rockville, MD 20850
Fax: (240) 386-5172

Mr. Robert J. Burson
Acting Regional Director
Chicago Regional Office
U.S. Securities and Exchange Commission
175 W. Jackson Boulevard, Suite 1450
Chicago, IL 60604

CONFIDENTIAL

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illnois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian Toennies & Associates
Certified Public Accountants
9730 E. Watson Rd., Suite 100
St. Louis, Missouri 63126

March 23, 2018

To Whom It May Concern

From: Brian Toennies, CPA

RE: Trinity Wealth Advisors

Dear Sir/Madam:

Please be advised that we performed audits for Trinity Wealth Advisors for a number of years. We had no issues with Trinity Wealth Advisors or their financial information. Our reasons for withdrawing from the engagement were purely on our end.

Sincerely,

Brian Toennies, CPA

Cc: Trinity Wealth Advisors

Jim Matush Revenue Incentive

from Trinity Wealth Advisors

Month Ending 11/30/2017

Pay Date 12/15/2017

New Money

New Wealth Coach Clients	First Mo	Last Mo	Assets	Fee Rate	Payment
Pratt	Dec-16	Nov-17		1.20%	-
Beazley, Fran	Jan-17	Dec-17		1.00%	-
Clagg	Apr-17	Mar-18		1.20%	-
Stewart	Aug-17	Jul-18		0.70%	-
Bartz	Oct-17	Sep-18	1,316,518	1.10%	14,481.69
					-
					-

Existing Clients (new money > $250k)					
Enghauser (Buckland)	x	x		1.10%	-
Schlueter	x	x		1.00%	-

Estate Retention > $500k

			Pay %	
	x	x	25%	-

14,481.69 Paid by TWA

New Insurance > $10k Trinity revenue

			Revenue	Fee Rate	Payment
Holley	x	x	28,264	25%	7,065.92
	x	x		25%	-

7,065.92 Paid by TWS

TRINITY
WEALTH ADVISORS

April 25, 2018

FINRA
120 W 12th St. #800
Kansas City, MO 64105

To Whom it may concern:

Let this letter serve as notice that we changed auditors not because of any problem but because our regular auditor no longer performs PCAOB Audits.

If you have any further questions, please feel free to contact us.

Sincerely,

Alan M. Smith
Compliance Officer